FORM C-AR

Annual Company Report 2022

Renovare Development LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	Renovare Development, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Michigan
Date Company Was Formed (from the Company's Certificate of Incorporation)	August 09, 2018
Kind of Entity (Check One)	______ Corporation __X___ Limited liability company ______ Limited Partnership
Street Address	42 Watson Suite B Detroit, MI 48201
Website Address	www.renovaredevelopment.com

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Jill Ferrari	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since August 09, 2018
Business Experience During Last Three Years (Brief Description)	Real estate development - assembling property and packaging entitlements and financing for development.	
Principal Occupation During Last Three Years	Managing Partner of Renovare Development	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X__ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Shelborne Development	**Business:** Real Estate Development

Person #2

Name	Shannon Morgan	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since August 09, 2018
Business Experience During Last Three Years (Brief Description)	Real estate development - assembling property and packaging entitlements and financing for development	
Principal Occupation During Last Three Years	Managing Partner of Renovare Development	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Shelborne Development	**Business:** Real Estate Development

Person #3

Name	Scott Malvich	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since December 2021
Business Experience During Last Three Years (Brief Description)	Director of Information Technology - Operations	
Principal Occupation During Last Three Years	Director of Technology for Guardian Industries	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Guardian Industries	**Business:** Manufacturing

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.
- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.

- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Jill Ferrari
Name	Shannon Morgan
Name	Scott Malvich

§227.201(d) – The Company's Business and Business Plan

Who we are

We are a majority woman-owned, social impact real estate development company. We focus on transformational mixed-use projects in urban areas and rural main streets that meet community needs. And we prioritize projects that are located in Opportunity Zones.[1]

We are committed to the successful completion of transformational mixed-use real estate development projects in urban neighborhoods and rural main streets. Our approach involves close collaboration with municipal partners on site selection and the assemblage of qualified team members with a goal to produce high quality products, on time and within budget.

Our long-term experience includes private real estate, government roles and nonprofit community development. This varied experience provides us with the broad perspective necessary for the social impact projects we are attempting to develop. We maintain a broad network of municipal contacts and professional service providers that help us to access redevelopment opportunities throughout the State of Michigan.

The problem we're tackling

- There is a demonstrated demand for attainable ("workforce") housing.[2]
- Housing costs have skyrocketed, making it difficult for working families to find affordable homes.[3]
- Employers are curtailing expansion and growth due to the lack of housing available for new employees.[4]

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[1] https://www.irs.gov/credits-deductions/opportunity-zones-frequently-asked-questions

[2] https://www.millionacres.com/real-estate-investing/workforce-housing-most-important-niche-multifamily/

[3] https://www.ippr.org/news-and-media/press-releases/revealed-working-family-poverty-hits-record-high-fuelled-by-rising-housing-costs-and-childcare-challenges

[4] https://www.multifamilyexecutive.com/design-development/housing-shortage-stalls-economic-growth-prices-out-workers_o

- Main street amenities are a key driver of economic growth in many rural communities.[5]

Our business model

Renovare Development LLC (the "Company" or "Renovare") is based in Michigan and was launched in May 2019, with the goal of focusing on transformational projects in urban communities and rural Michigan main streets.[6]

Renovare applies an approach to development that includes intense collaboration with municipal partners and strategic leveraging of local, state and federal incentives and funding programs to minimize long-term debt and support sustainable cash flow. Our approach includes a deep commitment to building quality teams, with a goal of completing projects on time and within budget. Our developments are planned to be inclusive and provide comprehensive solutions for affordable housing and economic development to local communities.

The founding Managing Partners of Renovare Development, Jill Ferrari and Shannon Morgan, have significant experience in real estate development, including brownfield redevelopment, market rate and affordable housing, neighborhood commercial development and ownership and asset management of Low Income Housing Tax Credit properties. With over fifty years of combined experience, our female-led team presents a perspective and approach to sustainable and equitable development that is driven by local community needs.

Renovare's pipeline includes various project types and product mixes designed to provide consistent cash flow for the organization and long-term net value in the real estate portfolio. Project types include mixed-use, affordable and workforce multifamily housing, attainable single-family housing and community-centric commercial uses ranging from $4 million to $21 million in total development costs. While there is no formal definition for "attainable" or "workforce" housing, some industry experts have applied this definition to housing that is priced for families between 80% and 120% of Area Median Income.[7][8][9] Many communities have developed their own definition of "attainable" housing. We have defined "attainable" housing as housing where the housing cost and utilities makeup no more than 30% of the gross household income for households earning up to 120% of the Area Median Income. When we launched our Regulation Crowdfunding offering, site plans and conceptual drawings had been developed for a planned immediate pipeline of five projects. We've detailed the progress we have made since in the section called "Project Pipeline."

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[5]https://www.brookings.edu/research/why-main-streets-are-a-key-driver-of-equitable-economic-recovery-in-rural-america/

[6] https://renovaredevelopment.com/

[7]https://1rpdxl3vt3c61pdenf9k5xom-wpengine.netdna-ssl.com/wp-content/uploads/ULI-Documents/ULI_Attainable-Housing_F2.pdf

[8]https://www.charlestonchamber.org/wp-content/uploads/2021/02/Attainable-Housing-Resource-Guide_2021.pdf

[9] https://affordablehousingonline.com/glossary/Area-Median-Income

Doc ID: e5ad6d34ebb17176f0eb9feff4ebc92bc85edad1

The Company applies the following selection criteria when choosing development projects to pursue:

- Will the project provide comprehensive solutions to community housing and economic development needs?
- Can the community be engaged in the design of the project?
- Is the project consistent with an existing community plan?
- Does the project include resilient and sustainable design features?
- Is the project design based on current data for demand and affordability?

Our market

The Company targets downtown corridors located within Opportunity Zones in rural areas and urban cities. Our goal is to work closely and collaboratively with the State of Michigan and local municipalities on sites they have determined to be redevelopment ready through the Redevelopment Ready Communities (RRC) Program.[10] We prioritize sites where opportunities exist to leverage funds and other resources through local Main Streets, Downtown Development Authorities, Brownfield Redevelopment Authorities and other agencies and partners.[11] [12] [13]

Treating municipal representatives as true partners by working in honest collaboration and bringing in quality team members will help us to bring in our developments on time and on budget.

Renovare Development currently focuses on the following product types for development:

- Multi-story mixed-use - including retail, commercial and multifamily
- Multifamily developments – to include mixed-income for-rent residential units
- Commercial
- Single Family residential

Sources of Income

Each development project is expected to generate a developer fee, annual cash flow or sales proceeds. The amounts will vary, depending on the funding sources in the capital stack as well as the overall financing structure.[14] Developer fees on projects are generally paid in installments. Typically, a percentage is paid at initial closing, a second installment is paid at the completion of construction, and then a final payment is made at stabilization. Consulting fees are expected to be made on a monthly basis. Fee-based development generally generates an upfront fee as well as a portion of the developer fee on each project.

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[10] www.michigan.gov

[11] https://www.miplace.org/programs/michigan-main-street/

[12] https://www.michiganbusiness.org/4aef8d/globalassets/documents/reports/fact-sheets/downtowndevelopmentauthority.pdf

[13] https://www.michiganbusiness.org/4aef86/globalassets/documents/reports/fact-sheets/brownfieldredevelopmentauthoritypa381.pdf

[14] https://financial-dictionary.thefreedictionary.com/capital+stack

Our progress in generating revenue can be reviewed in Exhibit A, our company projections where we have compared actual revenue to budget for 2022.

We believe it is important to maintain a variety of income sources to ensure adequate cash flow over time. Returns on equity investments are expected to be paid in alignment with agreed upon terms as represented in each project's pro forma.

Based on the cash flow needs of the company, it is optimal that the company seek the following project mix for its portfolio:

Low Income Housing Tax Credit (LIHTC) deals (either 4% or 9%). Typically generate around $2 million in fees during construction and occupancy. May be critical for short term and annual cash flow and to provide significant value on the company's balance sheets.

Attainable Single-Family Deals. Fees are paid during construction and sales generating consistent cash flow, intended to support ongoing monthly operational costs.

New Market Tax Credit (NMTC) Deals. While NMTC developer fees may be lower, long-term value can be created to provide future leverage for the Company. NMTC deals can position the Company as statewide partners with funding agencies, in turn generating opportunities for other funding.

The Company also receives a secondary source of revenue derived through limited real estate consulting services and development solutions offered to municipalities, property owners, developers, nonprofits, and others, continuing to build relationships that will ultimately provide further real estate opportunities. In 2022 we provided brownfield redevelopment consulting services through Renovare Development to our project-related entities, including Munising Marketplace, LLC, Project T Benton Harbor, LLC and Renovare Ypsilanti Homes, LLC.

Development fees are unique to each project and are generally based on a percentage of total development costs. Fee structure usually includes up-front fees as well as a percentage of the developer fee on each project.

At the start of our Regulation Crowdfunding offering, we had anticipated the following project pipeline:

Construction start date	Project Name	Development Cost
2022 - Q2	City of Ypsilanti for sale single-family homes	$10,500,000
2022 - Q3	Munising Marketplace	$18,700,000
2022 - Q3	Pictured Rocks Event Center	$4,000,000
2023 - Q1	Bellaire Marketplace	$7,000,000
2023 - Q2	Project T - Benton Harbor (Phase I)	$14,000,000
2023 - Q3	Project T - Benton Harbor (Phase 2)	$18,700,000

Our actual project pipeline for 2022 and looking forward into 2023 and 2024 is as follows:

Construction start date	Project Name	Development Cost
2023 - Q2	City of Ypsilanti for sale single-family homes	$13,300,000
2023 - Q3	Munising Marketplace	$20,700,000
2023 - Q3	Pictured Rocks Event Center	$4,000,000
2023 - Q3	Project T - Benton Harbor (Phase I)	$9,000,000
2023 - Q4	Project T - Benton Harbor (Phase 2)	$12,700,000

Progress made on our pipeline of projects in 2022 is as follows: :

City of Ypsilanti for sale single-family homes. This project, planned for a five-acre city-owned property near Depot Town, includes 42 units of for-sale single-family housing. Financing planned includes Brownfield Tax Increment Financing. 50% of the homes will be restricted to workforce housing for individuals and families at 80% to 120% Area Median Income. Closing was delayed due to the complicated financing for the project but is now slated for April 1, 2023.

Munising Marketplace. In partnership with the Alger County Land Bank, Renovare proposes the redevelopment of a large portion of a city block located in downtown Munising, home of the Pictured Rocks National Lakeshore. The three-story, new construction building is planned as mixed-income residential with ground floor commercial/retail space. The project is a comprehensive Workforce Development Initiative that incorporates housing, employment and a physical space within the development dedicated to local and statewide workforce development

8

agencies, managed by MichiganWorks! Site Plan approval was received in September 2022. Renovare has submitted a Transformational Brownfield Plan to the Michigan Economic Development Corporation to complete financing. Closing is expected to take place in the fall.

Pictured Rocks Event Center. Renovare is currently in preconstruction on the conversion of a former fire station and brownfield site in downtown Munising, Michigan, into the Pictured Rocks Event Center. The project includes a collaboration with local restaurateurs and Northern Michigan University's Institute for Innovation. The 10,000 square foot building will be renovated to include private event space, casual dining, local artisan retail and outdoor seating and event space. Renovare has signed a letter of intent with the initial tenant and submitted a Transformational Brownfield Plan to the Michigan Economic Development Corporation to complete the financing. Closing is expected in the fall of 2023.

Bellaire Marketplace. Through a partnership with Short's Brewing Company, Renovare plans to develop a mixed-use building in downtown Bellaire to support the need for workforce housing and commercial space in this Northern Michigan town. As a lead employer for the region, Short's Brewing Company is keenly aware of the need for Workforce Housing and is committed to being a part of the solution. This main street infill project will provide continued walkability and increased density for the area. This project has been abandoned by the partners due to the inability of the development team to secure parking space from the local County government.

Project T - Benton Harbor. A multi-phase project on a five-acre city-owned property, this project is planned in partnership with the local Habitat for Humanity affiliate. Predevelopment funds and corporate sponsorship have been provided by Whirlpool Corporation. Project entitlement approvals are currently underway

Project T Phase I. This phase includes a Low Income Housing Tax Credit deal, targeting Youth Aging Out of Foster Care. An application for 9% LIHTC is planned to be submitted in April 2022 for this 50-unit residential building. The 9% LIHTC application was not successful for this project. Phase I has been modified to include 38 for-sale duplexes. An application for Missing Middle financing is being submitted in March 2023. Closing will take place as soon as the Planned Unit Development (PUD) application and engineering review are complete.

Project T Phase II. This phase includes a three- story mixed use project with a community-centric ground floor commercial space and is expected to be financed through the New Market Tax Credit program. This phase is still in planning. Closing will take place as soon as the financing plan is complete, and the Planned Unit Development (PUD) application and engineering review are complete.

Company History

Renovare was formed in 2018 and officially launched in May of 2019 by Jill Ferrari and Shannon Morgan. The Company is a Michigan Limited Liability Company designated as a Partnership for Internal Revenue Service (IRS) purposes.

The Company began its operations with $420,000 in equity funding provided by Civitas, LLC, Partum, LLC and Veritas, LLC. This funding allowed the Company to identify their first six projects, secure team members, develop conceptual site plans and elevations, estimate hard costs with general contractor partners, and finalize pro formas. Since then, we have been actively seeking site control of various projects while completing financial modeling, conceptual designs and site plans. To date, five projects are under contract. Three of those projects are located in Opportunity Zones.

New investors Telosa, LLC, Citylife Communities, LLC, and Pierce Capital, LLC, purchased the previously held investor interest. This will provide the Company with broader access to technical resources, a stronger balance sheet and access to more project-based investors.

About the Developer

Jill Ferrari and Shannon Morgan co-founded Renovare and jointly manage the Company.[15] [16]

Jill Ferrari is a licensed attorney with twenty-five years of real estate development and operations experience. Jill has extensive experience in forming complicated capital stacks that combine federal and local funding and incentives, with unique financing programs and conventional debt. As a former CEO of Michigan Community Resources and Shelborne Development, and a practicing attorney, Jill also brings extensive experience in operations.[17] [18] Jill has served as Director of Community Development for Wayne County, MI and Vice President of Real Estate Acquisitions for Real Estate Interests Group, Inc.[19] She has helped to finance over two hundred million in community development projects.

Jill has received the following awards: 2021 Woman of Influence - GlobeSt Real Estate Magazine; 2017 Woman of Distinction - Commission on the Status of Women; and the 2016 - Melvin Simon Award Winner - International Council for. Shopping Centers (ICSC).[2021] She is the current Co-Chair of the Urban Land Institute (ULI) Michigan District Council and founder of ULI Michigan's Women's Leadership Initiative.[22] She is a member of the ULI Michigan Small Scale Development Local Product Council and a member of the Women's Development Collaborative. [23]

Jill's projects include:

> **REI Neon.** In her former position as Vice President of Acquisitions at Real Estate Interests Group, Jill managed the assemblage of 85 acres of land divided into over 100 separate parcels including all entitlements and public financing for the REI Neon site. The project proposed several phases

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[15] https://www.linkedin.com/in/jill-ferrari-she-her-6729891/

[16] https://www.linkedin.com/in/shannon-morgan-9388a612/

[17] http://mi-community.org/

[18] https://www.shelbornedevelopment.com/

[19] https://www.waynecounty.com/

[20] https://www.event.globest.com/womenofinfluenceawards/class-202

[21] https://cosw.wayne.edu/about

[22] https://michigan.uli.org/

[23] https://www.womensdevelopmentcollaborative.net/homepage/

including a 22,000-seat arena, 6,000 hotel rooms, 1,500 condominiums, 785,000 square feet of retail, 4 million square feet of convention space and 500,000 square feet of office space. The project was awarded all entitlements, including the expansion of the gaming district west of Las Vegas Boulevard to include the site which increased land value significantly, and over $200 Million in Sales Tax Anticipated Revenue Bonds and other public funding sources. TOTAL PROJECT COST - $9.5 Billion.[24]

The Village at Grand Traverse Commons. The Traverse City State Hospital redevelopment involved abatement and removal of lead-based paint and asbestos and the removal of old mechanical equipment. The redevelopment was designed to create a lively residential community and minimize driving by providing a range of services onsite. In addition to providing legal services for the project, Jill worked with Grand Traverse County to establish the Grand Traverse County Brownfield Authority. The Village at Grand Traverse Commons now contains affordable and luxury condominiums, professional offices, restaurants and a school. To date, 75 commercial and 54 residential units have been developed. TOTAL PROJECT COST - $29 Million.[25]

Spring Haven Communities. Through her former firm, Redevelopment and Restoration Consultants, Jill packaged incentives and financing for the redevelopment of A 100-acre former landfill and mobile home park that was redeveloped into a mixed-use community in Southfield Michigan. As Development Consultant for Centex Homes, Jill helped identify the site, coordinate horizontal development and package over $5MM in Brownfield Redevelopment incentives to complete the project. The end uses included attached single family homes and retail space along Southfield Road. TOTAL PROJECT COST - $16 Million.[26]

Northville Psychiatric Hospital. Jill managed the redevelopment of the abandoned Northville Psychiatric Hospital, a 414-acre site that included 1,000,000 square feet of floor space enclosed in 22 separate buildings including a powerhouse and two miles of underground tunnels. The surrounding land was plagued with a litany of environmental problems including dumps, oil wells, leaking fluids, contaminated soil, asbestos and medical waste. Brownfield Tax Increment Financing and other tools offered by the Wayne County Land Bank were used to package financing for the project. Through a partnership with Schostak, Inc. the site has been master planned and redeveloped to include the University of Michigan Northville Health Center with plans for additional residential and retail. TOTAL PROJECT COST - $100 Million.[27]

Island Lakes at Midtown. In her former position as Vice President of Acquisitions at Real Estate Interests Group, Jill managed the redevelopment of Island Lakes at Midtown Taylor, a 199-lot, detached single family condominium community in Taylor, Michigan. As the Developer, Ferrari identified the potential site as a tax reverted, Brownfield parcel that was contiguous to a county

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[24] https://www.skyscrapercity.com/threads/las-vegas-pulse-arena-development-news.496436/

[25] https://www.thevillagetc.com/history/

[26] https://www.cityofsouthfield.com/news/city-council-november-27-regular-meeting-agenda

[27]https://www.hometownlife.com/story/news/2021/07/06/northville-township-site-psychiatric-hospital-still-mostly-desolate/7800885002/

parcel that contained a 50+ acre retention basin and a large spoil pile. Ferrari packaged over $13MM in Brownfield Tax Increment Financing that was bonded by the local unit of government to completely reconfigure the site to create 70+ acres of developable property and an attractive entrance water feature. TOTAL PROJECT COST - $13 Million.[28]

Shannon Morgan has completed thousands of single family and multi-family redevelopment projects throughout the United States on projects ranging from affordable senior, veteran, live-work-play, complex brownfield redevelopment, missing middle, neighborhood stabilization, urban neighborhood infill, new urbanism and more. She is an experienced LIHTC developer and owner, with multiple projects completed in Michigan. She has also specialized in building, rehabilitation, and development within urban areas, rural main streets and communities in numerous states throughout the country and on brownfield and transit-oriented projects; completing over 20,000 units of mixed income housing with a focus on projects that promote sustainability, urban revitalization and a sense of place. She was named the Richard Baron Affordable Housing Developer of the Year in 2018 by SmartGrowth America.[29]

Her projects include:

The Grandview Marquette - Shannon is a co-owner of the Grandview Marquette, a historic building converted into 56 units of workforce housing, including units set aside to serve the chronically homeless.[30] The project won the 2019 Governor's Award for Historic Preservation, the Building of the Year on behalf of the Michigan Historic Preservation Network and the Community Impact Award on behalf of the City of Marquette.

The Gateway - Shannon managed and is a co-owner of the redevelopment of the historic former Fremont Highschool, A 38-unit affordable senior housing development.[31] The Gateway was the recipient of the EDSON Award, the building of the year on behalf of the Michigan Historic Preservation Network and won the 2016 Governor's Award for Historic Preservation.

Garden Lofts and Woodward Place at Brush Park - In her former role as Senior Vice President of Crosswinds Communities/Home Renewal Systems, Shannon and the Crosswinds team completed over 700 units of walk-up townhomes, historic conversions and the first green energy loft building in Detroit's Entertainment District.[32]

Eton Street Station and Main Street Crossing - Located in Birmingham and Brighton Michigan, both projects were revolutionary missing middle housing prototypes featuring live/work condos

[28]https://www.centurycommunities.com/find-your-home/michigan/greater-detroit-metro/taylor/island-lakes-at-midtown

[29] https://smartgrowthamerica.org/nominations-open-for-the-2019-locus-national-leadership-awards/

[30] https://www.huduser.gov/portal/pdredge/pdr-edge-inpractice-021919.html

[31] https://www.mlive.com/news/muskegon/2016/06/1930s_school_turned_to_apartme.html

[32] http://hrscommunities.com/product/garden-lofts-at-brush-park/

and located on former lumber yards.[33] Eton Street Station received the Condominium of the Year Award in 2007 on behalf on the National Association of Homebuilders

Mason Run Michigan - Mason Run was the largest New Urbanism Projects constructed on an urban brownfield site in the nation.[34] The former 45-acre paper mill was transformed into a traditionally designed community with 250 homes and 130 lofts and condominiums.

Shannon serves on numerous boards and has received several honors, including 2018 "Affordable Housing Developer of the Year" – Locus/Smart Growth America; 2018 Detroit Crain's, Spotlight on Women in Real Estate; Board member of the Michigan Community Development Association; Graduate of the Detroit Larson Center for Leadership; Graduate of the George Washington University Place Based Strategic Planning and Walkable Urban Development Program, Washington DC; Policy member of the National Steering Committee for Locus/Smart Growth America; Member of the Advisory Committee for Redevelopment Communities, Michigan Economic Development Corporation; Member of the Housing and Community Development Product Council, Advisory Committee for the Michigan Statewide Housing Plan, Michigan State Housing Authoring; ULI Michigan; Member of the Michigan Sense of Place Council and Co-Chair of the Women's Leadership Initiative for ULI Michigan.[35] [36] .

About the Finances

Currently our company capitalization through equity investment is around $250,000. The funds raised through this offering will be used, in addition to this equity, for operations and pre-development expenses on the projects we are preparing for development. Over the period of five years net cash from operations is expected to grow from approximately $500,000 to $6,500,000.

We plan to distribute interest payments each quarter, for interest earned on the previous quarter, and to return loans made at the end of five years.

Please review Exhibit A, the Company's five-year projections including 2022 projections compared to actuals.

Investor Return

The Company issued promissory notes for all investments made in the Regulation Crowdfunding offering, promising to pay to each investor their investment, plus 10% interest. Repayments on each investment are to be made annually, based on a 10-year amortization term.

Payments are progressing as planned, with Interest accruing through September 30, 2023, when a first disbursement is planned. This disbursement will cover the first year of interest earned. Thereafter

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[33] http://hrscommunities.com/product/eton-street-station/

[34] https://www.mml.org/resources/publications/mmr/issue/march-april2010/monroe.html

[35] https://www.cclr.org/node/1301

[36]https://smartgrowthamerica.org/program/locus/leadership-summit/leadership-award/past-leadership-award-recipients/

payment shall be made at the end of each quarter, for the previous quarter. At the end of five years any unreturned balance on investment made will be repaid along with any outstanding interest due. Please review your copy of the Note Indenture and Promissory Note for further detail.

COVID19 Disclosure

With unemployment reaching levels not seen since the Great Depression, by some estimates already 20% and rising, the Company has experienced a number of negative effects from the COVID-19 pandemic.

The effects of the pandemic on the hospitality and retail industry impacted our former equity investors. We were forced to raise replacement capital in 2021 in order to take them out. This delayed the execution of partnership agreements, access to predevelopment loans and our ability to execute financing agreements. We closed on investments with their new investors in December of 2021, positioning us to move forward quickly on all pipeline projects.

In addition, cost estimating on projects was slower than usual in 2020 and 2021 due to contractor staffing issues caused by the pandemic. Although we are working from incomplete information, these trends may continue depending on the trajectory of the virus and the ability to re-open the economy. We do not know how long the pandemic will last or how its effects will continue to ripple through the American economy. In a best-case scenario these issues will be short-term only. In a worst-case scenario scheduling issues will continue, and supply-chain and construction issues might impact our projects over an extended period of time.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has four employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

§227.201(m) – Terms of the Securities

Company Instructions
This section should be the same as (m) Terms of Securities in Form C unless something has changed.

Overview

The Company issued Notes to investors. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are set forth in a separate document called the Note Indenture.

By buying a Note, you lent money to the Company. As a creditor of the Company, you have the right to be repaid even if the Company fails.

Security

Your Note is not secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

Your Right to Payments under the Note

Each investor has been issued a promissory note by the Company, promising to pay to the Investors the original investment made, plus interest of 10% annually, over a five-year term. Payments will be made to investors on a periodic basis, with each payment consisting of principal and interest, calculated on a 10-year term. Principal and interest payments are expected to begin on September 30, 2023, with principal and interest payments being made quarterly. Until then, interest earned is accruing. A final balloon payment will be made to each investor when the promissory notes expire at the end of five years.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You do not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners control all aspects of the Company's business.

No Right to Transfer

The Notes are illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

   As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Note Indenture, and thus the terms of each Note, may be modified or amended with the consent of Investors owning more than 50% of the Notes, measured by the total principal amount outstanding under each Note.

Other Classes of Securities

The Company currently has Class A and Class B members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Jill Ferrari and Shannon Morgan own fifty-one percent of the membership interest in the Company. The Company is managed by the Managers, per the Operating Agreement, who have equal voting power. The Managers are Jill Ferrari, Shannon Morgan, and Scott Malvich.

How the Manager's Exercise of Rights Could Affect You

The Managers have full control over the Company and their actions could affect you in a number of different ways, including these:

- Many or most decisions the Managers make will affect the financial condition of the Company and thus the likelihood that your Note will be repaid in accordance with its terms. These could include decisions about setting rents, dealing with delinquent tenants, borrowing money, acquiring additional projects, disposing of projects, paying compensation, and many others.

- The Managers could do a bad job operating the business.

- The Managers could issue additional promissory notes or other securities that have rights superior to the rights associated with the Notes.

- The Managers could seek the consent of a majority of investors (measured by principal amount outstanding) to change the terms of the Notes. These changes could include reducing the interest rate and/or deferring payment.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $1,000 Note is being valued at $1,000.

The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Shannon Morgan	$45,445.86	1.90%	31-Dec-29	
Melissa Milton-Pung	$ 2,000.00	10%	30-Sep-28	
Shannon Morgan	$ 1,000.00	10%	30-Sep-28	
Shane Morgan	$ 1,500.00	10%	30-Sep-28	
philip proefrock	$ 2,000.00	10%	30-Sep-28	
Kyle Chadwick	$ 2,000.00	10%	30-Sep-28	
tim stumpff	$ 5,000.00	10%	30-Sep-28	
Jody Collup	$ 500.00	10%	30-Sep-28	
David Durant	$ 1,000.00	10%	30-Sep-28	
kara smits	$ 20,000.00	10%	30-Sep-28	
Ryan Carrigan	$ 500.00	10%	30-Sep-28	
Christopher Jibilian	$ 2,500.00	10%	30-Sep-28	
Eliza Juliano	$ 2,000.00	10%	30-Sep-28	
Tanner Bleedorn	$ 500.00	10%	30-Sep-28	
Mark Ehlinger	$ 10,000.00	10%	30-Sep-28	
Theresa Desselles	$ 2,000.00	10%	30-Sep-28	
Mario Kiezi	$ 1,000.00	10%	30-Sep-28	
Tanner Bleedorn	$ 500.00	10%	30-Sep-28	
Catherine DeDecker	$ 1,000.00	10%	30-Sep-28	
Grant Murschel	$ 500.00	10%	30-Sep-28	
Pooja Mehta	$ 500.00	10%	30-Sep-28	
Sandra Pearson	$ 500.00	10%	30-Sep-28	
KS & KS Holdings, LLC	$ 1,000.00	10%	30-Sep-28	
Thaddina Sanders-Harris	$ 500.00	10%	30-Sep-28	
Linchpin Legal PLLC	$ 5,000.00	10%	30-Sep-28	
Herman Trust, dated 9/30/2021 and all amendments	$ 2,000.00	10%	30-Sep-28	
David Durant	$ 1,500.00	10%	30-Sep-28	
Allan Harjala	$ 500.00	10%	30-Sep-28	
Lauri Cullen	$ 1,000.00	10%	30-Sep-28	
LCH Consulting Services, LLC	$ 500.00	10%	30-Sep-28	
Crystal Callahan	$ 500.00	10%	30-Sep-28	
Alexa Bush	$ 2,000.00	10%	30-Sep-28	
Rama Gupta	$ 500.00	10%	30-Sep-28	
Shannon Sclafani	$ 500.00	10%	30-Sep-28	
Felix Vayssieres	$ 500.00	10%	30-Sep-28	
Annette Knowles	$ 500.00	10%	30-Sep-28	
A&DK Services LLC	$ 500.00	10%	30-Sep-28	
Enabling Investments Employee Profit Sharing Plan 401(k) Trust	$ 5,000.00	10%	30-Sep-28	
Antonio Ferrari	$ 500.00	10%	30-Sep-28	
Jeff Ziarko	$ 2,000.00	10%	30-Sep-28	
Jill Ferrari	$ 2,500.00	10%	30-Sep-28	
Elizabeth Seifel	$ 1,000.00	10%	30-Sep-28	
Mark Hoffman	$ 2,000.00	10%	30-Sep-28	
Philippe Monfiston	$ 1,000.00	10%	30-Sep-28	
Deena Fox	$ 1,000.00	10%	30-Sep-28	

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
May 01, 2019	Friends & family	Preferred Stock	$200,000	Operations and pre-development expenses
June 19, 2020	Friends & family	Preferred Stock	$420,000	$200K to take out previous investor + $220K for additional operations
December 21, 2021	Friends & family	Preferred Stock	$695,000	$420,000 to buy out previous investors + $275,000 for operations and predevelopment

§227.201(r) – Transactions Between the Company and "Insiders"

- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
    - Anyone listed in your answer to question 227.201(b); or
    - Anyone listed in your answer to question 227.201(c); or
    - If the Company was organized within the last three years, any promotor you've used; or
    - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
    - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Guaranteed payment (in lieu of salary)	Monthly	Jill Ferrari	Manager	$2,000 per month
Guaranteed payment (in lieu of salary)	Monthly	Shannon Morgan	Manager	$2,000 per month
Project Management fees	TBD	Jill Ferrari and Shannon Morgan, Renovare Consulting, LLC	Managers of Company are owners of Renovare Consulting, LLC	Approx $50,000 - $100,000 per project.

§227.201(s) – The Company's Financial Condition

Operations

During the most recent fiscal year, the Company closed on the following project-related transactions:

- Renovare Ypsilanti Homes, LLC (Renovare Development 98% owner) - $250,000 in pre-development funds, $80,000 in grant funds and $150,000 in equity.
- Munising Marketplace - (Renovare Development 80% owner) - $250,000 in predevelopment funds.
- Project T Benton Harbor, LLC (Renovare Development 49% owner) - $250,000 in predevelopment funds.

Renovare Development has performed consulting services for each of these projects during preconstruction, generating $97,134.78 in revenue.

Liquidity

The Company was organized under the Michigan Limited Liability Company Act on August 09, 2018. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

The proceeds of the offering were used to hire two key staff members who have been instrumental in securing financing for our pipeline of projects.

Capital Resources

As of now, we have not purchased any assets. We have entered into agreements to purchase six sites, all of which are slated to close between 2023 and 2024.

Other than the debt we hope to raise through this Offering, our only other source of capital is partner equity. Each of the six projects has several capital sources assigned that we are in the process of securing.

Historical Results of Operations

Since 2019, the Company has operated on capital received through equity investors and has made routine expenses related to basic operations. Activities have included assemblage, design, and programming for the six proposed development projects.

Changes and Trends

Since the date of our [original Form C] [last annual report], there have been no material changes in the financial condition or operations of the Company.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit C: Financial Statements

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: COMPANY PROJECTIONS

		2022	2023	2024	2025	2026	2027
REVENUE							
Total Revenue	$	95,000.00	1,107,298.03	1,734,530.29	2,610,717.47	3,839,006.04	4,231,634.46
OPERATING EXPENSE							
Salaries, Wages & Benefits	$	240,000.00	399,665.23	434,952.00	434,952.00	434,952.00	434,952.00
Marketing, Advertising & Prof. Activities	$	6,396.00	14,000.00	26,500.00	26,500.00	26,500.00	26,500.00
Rent & Utilities Office Supplies,	$	11,825.00	31,650.00	61,250.00	63,000.00	63,000.00	63,000.00
Software & Professional Services	$	37,149.16	12,709.00	10,970.00	11,114.00	11,273.00	11,273.00
Insurance	$	1,866.08	1,866.00	1,866.00	1,866.00	1,866.00	1,866.00
Travel, Lodg. & Meals	$	8,099.20	5,500.00	14,000.00	14,000.00	14,015.00	14,015.00
Crowdfunding Loan Repayment			9,911.31	39,645.22	39,645.22	39,645.22	92,849.26
Total Expenses	$	305,335.44	465,390.23	549,538.00	551,432.00	551,606.00	551,606.00
LOAN PROCEEDS	$	84,075.00	245,000.00				
NET PROFIT	$	(126,260.44)	641,907.80	1,184,992.29	2,059,285.47	3,287,400.04	3,680,028.46

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EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Inability to Sell Units. There is no guarantee we will be able to sell the units for the prices we expect. For example, we might have misjudged the market in terms of the amenities in the units, the floor plans, or in other respects, or we might have misjudged how much consumers would pay in the neighborhood

24

where the houses are located. Markets change quickly, and it is also possible that the local real estate market will have deteriorated by the time the houses are complete.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in school districts

- Changes in zoning

- Environmental contamination or liabilities

Risks Associated with Construction. Construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted. Construction can be delayed by events outside our control, including bad weather or shortages of materials. If construction is delayed, it could push completion of the houses to a less desirable market.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Associated with Early Stage Companies

Early-Stage Companies Face Significant Challenges. The Company is an early-stage Company, and like all early-stage companies faces significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth

- Developing its products and services

- Developing its brands

- Responding effectively to the offerings of existing and future competitors

- Attracting, retaining, and motivating qualified executives and personnel

- Implementing business systems and processes, including technology systems

- Raising capital

- Controlling costs

- Managing growth and expansion

- Implementing adequate accounting and financial systems and controls

- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guarantee that the Company will prove to be an exception.

We Expect to Experience Operating Losses for the Foreseeable Future. We expect to experience losses, not profits, for the foreseeable future, as we develop our products and services and build out our operations.

Accurately Assessing the Value of A Private Start-Up Company Is Difficult. Putting a value on a security issued by a privately held startup or early-stage Company is extremely difficult. The price of our securities was determined arbitrarily and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

Lack of Professional Management. The Company is managed by three Managers, Jill Ferrari, Shannon Morgan, and Scott Malvich. Ms. Ferrari has held the position of CEO for the past ten years of her career, and Division Director for the previous five. She has managed diverse populations and annual budgets ranging from $2 million to over $100 million. She has had extensive management training through her previous positions.

Lack of Access to Capital. As a small business, the Company has very limited access to capital. If we need more capital in the future, as we probably will, there is no guarantee we will be able to find it.

Limited Products and Services. The Company offers only a limited number of products, making it vulnerable to changes in technology and/or customer preferences.

Limited Distribution Channels. An early-stage Company can find it very difficult to penetrate established distribution channels. For example, a small Company with only one or two products will find it very difficult to get into large retailers like Walmart.

Lack of Accounting Controls. Larger companies typically have in place strict accounting controls to prevent theft and embezzlement. In contrast, our Company has only limited controls.

No Ongoing Distributions. We do not intend to pay dividends for the foreseeable future. Instead, we will invest our profits back into the business.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Jill Ferrari and Shannon Morgan will manage all aspects of the Company and its business. Furthermore, if Jill Ferrari and Shannon Morgan or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure

against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Debt Securities

You Have no Upside: You are investing in a "debt" security, meaning you will be a creditor of the Company, not an owner. As a creditor, the most you can hope to receive is your money back plus interest. You cannot receive more than that even if the Company turns into the next Facebook.

You Do Have A Downside: Conversely, if the Company loses enough value, you could lose some or all of your money.

Subordination to Rights of Other Lenders: Even though you will be a creditor of the Company, you will have a lower priority than some other lenders, like banks or leasing companies. In the event of bankruptcy, they would have the right to be paid first, up to the value of the assets in which they have security interests, while you would only be paid from the excess, if any.

Lack of Security: Even though you will be a creditor of the Company, your debt will not be secured.

Issuers Typically Will Not have Third Party Credit Ratings: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help Investors gauge the ability of the issuer to repay the loan. Our Company has not been rated by either Moody's or Standard & Poor's, leaving Investors with no objective measure by which to judge the Company's creditworthiness.

Interest Rate Might Not Adequately Compensate You For Risk Level: Theoretically, the interest rate paid by a Company should compensate the creditor for the level of risk the creditor is assuming. That's why consumers generally pay one interest rate, large corporations pay a lower interest rate, and the Federal government (which can print money if necessary) pays the lowest rate of all. However, there is no guarantee that the interest rate we are paying you adequately compensates you for the risk.

EXHIBIT C: FINANCIAL STATEMENTS

04 / 06 / 2023
_____

I, Jill Ferarri, certify that:

1. The financial statements of Renovare Development, LLC included in this Form are true and complete in all material respects; and
2. Renovare Development, LLC was formed in 2018, with two tax returns filed to date, for 2019 and 2020.

By: **RENOVARE DEVELOPMENT, LLC**

By   *Jill Ferrari*
_____

Jill Ferrari, Managing Partner

Renovare Development LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Sales	75,000.00
4100 Uncategorized Income	20,000.00
Total Income	**$95,000.00**
GROSS PROFIT	**$95,000.00**
Expenses	
6000 Advertising & Marketing	6,343.45
6050 Bank Charges & Fees	3,039.02
6170 Dues & subscriptions	2,443.56
6200 Insurance	1,866.08
6300 Legal & Professional Services	26,343.75
6350 Meals & Entertainment	1,885.32
6400 Office Supplies & Software	2,242.45
6450 Other Business Expenses	2,402.30
6600 Rent & Lease	11,825.00
6700 Taxes & Licenses	55.00
6750 Travel	3,474.21
Total Expenses	**$61,920.14**
NET OPERATING INCOME	**$33,079.86**
Other Expenses	
6180 Guaranteed Payments	
6181 Jill Ferrari	120,000.00
6182 Shannon Morgan	120,000.00
Total 6180 Guaranteed Payments	**240,000.00**
Total Other Expenses	**$240,000.00**
NET OTHER INCOME	**$ -240,000.00**
NET INCOME	**$ -206,920.14**

Renovare Development LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
MiBANK	56,660.86
Total Bank Accounts	**$56,660.86**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1300 Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$56,660.86**
TOTAL ASSETS	**$56,660.86**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2750 Loan Payable - Member (Shannon)	45,445.86
2751 Loan Payable - Small Change	84,075.00
Total Other Current Liabilities	**$129,520.86**
Total Current Liabilities	**$129,520.86**
Total Liabilities	**$129,520.86**
Equity	
3000 Opening Balance Equity	4.01
3100 Owner's Investment	6,489.20
3170 Capital Account - Telosa	150,000.00
3180 Capital Account - Pierce Capital	200,000.00
3190 Capital Account - Citilife	265,000.00
3300 Owner's Pay & Personal Expenses	-10,110.54
3900 Retained Earnings	-477,322.53
Net Income	-206,920.14
Total Equity	**$ -72,860.00**
TOTAL LIABILITIES AND EQUITY	**$56,660.86**

Renovare Development LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-206,920.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2751 Loan Payable - Small Change	84,075.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**84,075.00**
Net cash provided by operating activities	**$ -122,845.14**
FINANCING ACTIVITIES	
3100 Owner's Investment	4.99
3190 Capital Account - Citilife	-80,000.00
Net cash provided by financing activities	**$ -79,995.01**
NET CASH INCREASE FOR PERIOD	**$ -202,840.15**
Cash at beginning of period	259,501.01
CASH AT END OF PERIOD	**$56,660.86**

Title	Form CAR - Renovare
File name	formcar_renovare_forsignature.pdf
Document ID	e5ad6d34ebb17176f0eb9feff4ebc92bc85edad1
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History


SENT

04 / 06 / 2023
02:09:57 UTC

Sent for signature to Jill Ferrari
(jill@renovaredevelopment.com) from eve@nowall.com
IP: 108.32.37.236


VIEWED

04 / 06 / 2023
14:07:59 UTC

Viewed by Jill Ferrari (jill@renovaredevelopment.com)
IP: 99.41.157.45


SIGNED

04 / 06 / 2023
14:08:26 UTC

Signed by Jill Ferrari (jill@renovaredevelopment.com)
IP: 99.41.157.45


COMPLETED

04 / 06 / 2023
14:08:26 UTC

The document has been completed.